                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 1)


                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                               FOTOBALL USA, INC.
                            (NAME OF SUBJECT COMPANY)

                               FOTOBALL USA, INC.
                        (NAME OF PERSON FILING STATEMENT)

                              --------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                              --------------------

                                    350384103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                                                                 with copies to:
                      Scott P. Dickey                                       Charles I. Weissman, Esq.
                    Fotoball USA, Inc.                                 Swidler Berlin Shereff Friedman, LLP
                      6740 Cobra Way                                          The Chrysler Building
                San Diego, California 92121                                    405 Lexington Avenue
                      (858) 909-9900                                         New York, New York 10174
                                                                                  (212) 973-0111

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                              --------------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 10, 2003 (the "Schedule 14D-9") by Fotoball USA, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the offer by K2 Inc., a Delaware corporation ("K2"), to acquire each issued and outstanding share of the Company's Common Stock, $0.01 par value (including the associate preferred share purchase rights, the "Shares"), in exchange for 0.2757 of a share of common stock, par value $1.00 per share, of K2, including the associated preferred share purchase rights (the "Offer Consideration"), upon the terms and subject to the conditions set forth in K2's Prospectus, dated December 10, 2003 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Prospectus and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer."

ITEM 4   THE SOLICITATION OR RECOMMENDATION.

         (a) The section of Item 4 of the Schedule 14D-9 captioned "Background of the Offer; Contacts with K2 and Acquisition Sub" is hereby amended and restated in its entirety to read as follows:

         BACKGROUND OF THE OFFER; CONTACTS WITH K2 AND ACQUISITION SUB. The Board has been of the view for a number of years that the Shares have been undervalued due to a number of factors, including the relatively small size of the Company and the niche industry in which it operates. Although the Company had received sporadic inquiries over the past few years regarding potential change in control transactions and had considered potential investment, acquisition and other opportunities, none of those potential opportunities ever advanced beyond a preliminary stage.

         In the second quarter of 2003, the Board independently began a review of the Company's recent performance and instructed senior management to present a plan to the Board to return the Company to profitability. Over the next four months, the Board reviewed various plans presented by senior management, but senior management was unable to reach consensus for any one plan.

         On July 17, 2003, Richard J. Heckmann, Chairman and Chief Executive Officer of K2, contacted Jason Reese, Co-President of Imperial Capital, LLC ("Imperial"), and noted that K2 was interested in acquiring the Company, had performed its due diligence based on publicly available documents and was in a position to consummate a transaction quickly. Mr. Heckmann preliminarily offered $4.00 per share in K2 common stock for each share of Company common stock. Mr. Reese immediately contacted the Company with this development.

         On July 18, 2003, the Board was notified of K2's preliminary proposal in a telephonic conference call and discussed such proposal, and the ramifications thereof, in advance of the Board's scheduled meeting on July 21, 2003.

         On July 21, 2003, the Board met and discussed K2's proposal and asked Mr. Reese to obtain written clarification of K2's intent to acquire the Company. The Board also discussed alternatives to a potential K2 offer, including that the Company remain as an independent public company. The meeting was adjourned to allow Mr. Heckmann to transmit written clarification

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of K2's interest in the Company. K2 faxed a written indication of interest to acquire the shares of the Company at $4.00 per share, payable in shares of K2 common stock (as of the close of business on that date, the Shares were trading at $2.96 per Share). The Board determined that it did not need to respond to the indication of interest at that time.

         On July 22, 2003, the Company announced its second quarter financial results and also announced, among other things, that it had received from a third party (i.e., K2) an unsolicited non-cash preliminary indication of interest for the acquisition of the Shares at a price in excess of the then-current market price, and that the Board had determined not to pursue the indication of interest at that time. The Company also announced that it intended to move forward with its stock buyback plan in the coming weeks.

         On July 25, 2003, K2 faxed a written offer to acquire the shares of the Company at $4.00 per share, payable in shares of K2 common stock.

         In response to K2's offer, on July 27, 2003, the Board decided to establish a special committee to explore the K2 offer and analyze strategic alternatives to the K2 offer to assess what would be in the best long-term interest of the Company and its stockholders, particularly in light of the Board's perception that the public markets had undervalued, and would continue to undervalue, the Company. Among the strategic alternatives to be considered were remaining as an independent public company, pursuing a sale of the company to a third party, combining the Company's operations with those of one or more third parties or raising additional financing to expand the Company's business. The Board unanimously determined that the special committee should be composed of those members of the Board who were not employees of the Company and had no interest in a possible sale of the Company different from those of the Company's stockholders generally. The Board therefore formed a special committee, composed of the four independent members of the Board - John Shea (Chairman), Nicholas Giordano, James McQuaid and Joel Rubenstein (the "Committee"), to explore the K2 offer and analyze strategic alternatives to the K2 offer to assess what would be in the best long-term interest of the Company and to identify the potential effects of such strategic alternatives and make recommendations to the Board.

         On July 27, 2003, the Committee met by conference telephone and unanimously voted to retain Imperial as the Committee's exclusive financial adviser and Swidler Berlin Shereff Friedman, LLP ("Swidler Berlin") as the Committee's counsel. In making its decision, the Committee was advised of Imperial's previous financial relationship with the Company. In addition, Swidler Berlin reviewed with the Committee its longstanding representation of the Company and the possible issues such past representation might raise in connection with Swidler Berlin's representation of the Committee. Swidler Berlin reviewed with the Committee its role and duties under applicable law.

         On July 28, 2003, the Company announced that it had received a non-cash offer from the same party (i.e., K2) that had previously delivered a preliminary indication of interest for the acquisition of the Shares at a price in excess of the then-current market price. The Company also announced the formation of the Committee and that, in light of the offer, it was suspending its previously announced stock buyback plan.

         On July 30, 2003, the Committee met by conference telephone and discussed the K2 offer and discussed the process generally. The Committee authorized Imperial to negotiate the terms of a confidentiality agreement with K2. The Committee also determined, with the assistance of its professional advisors, to identify strategic candidates that might be interested in acquiring the Company. The Committee initially authorized Imperial to make contact with ten potential strategic candidates on behalf of the Company, and agreed that they would work to identify additional candidates that might be worth contacting. Mr. Reese then explained his strategies toward approaching these companies to gauge their interest in a transaction with the Company. As described below, four of these potential candidates, as well as two other bidders not on the original list, expressed interest in pursuing a transaction with the Company.

         On August 5, 2003, the Committee met by conference telephone to discuss the process. Imperial had received a non-binding indication of interest from another bidder ("Bidder #1"), with an unspecified price constituting a "material premium." Mr. Reese also reported that Mr. Favish had expressed interest in acquiring the Company. The Committee instructed Mr. Reese to treat Mr. Favish as he would any other potential buyer of the Company.

         On August 12, 2003, the Committee met by conference telephone. Mr. Reese noted that Imperial was still negotiating a confidentiality agreement with K2. In the interim, Bidder #1 had offered to acquire the Company's common stock for $4.20 per share in cash. Swidler Berlin was authorized to negotiate the terms of a confidentiality agreement with Bidder #1. Mr. Reese also advised the Committee that Mr. Favish wished to make a presentation to the Committee regarding the possible merger of a private company ("Bidder #2") with and into the Company. Mr. Reese noted that Mr. Favish had indicated that, if Bidder #2 were to complete a transaction with the Company, Mr. Favish would be a member of the surviving company's management team.

         On August 18, 2003, the Committee met and Bidder #2 made a presentation to the Committee regarding the possible merger of Bidder #2 with and into the Company. Bidder #2 proposed a transaction in which it would merge its operations into the Company in exchange for $14 million of paid-in-kind preferred stock of the Company, convertible into Shares at the rate of $3.50 per Share. The Committee and its advisors did not believe that the proposed transaction placed an appropriate value on Bidder #2's operations and expressed doubts as to the benefits that Bidder #2 would add to a combined company. Accordingly, the Committee determined that a transaction with Bidder #2 was not in the best interest of the Company and its stockholders.

         On August 25, 2003, the Company and K2 executed a confidentiality agreement.

         On September 4, 2003, the Company's management made a presentation to K2's management with respect to the Company's business at K2's headquarters. During the presentation, K2 indicated a willingness to increase its offer to $4.50 per share, payable in K2 common stock.

         On September 5, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2 and Bidder #1. The Committee did not accept the proposed increased offer from K2 at that time, but determined to seek further concessions for shareholders, including a cash-election and a collar on the shares of K2 common stock. The Committee also determined not to enter into an exclusivity agreement at that time, as maintaining flexibility would provide the Company with the best opportunity to maximize stockholder value, and that it was not in the best interests of the Company's stockholders for the Company to enter into an exclusivity agreement and foreclose other possible opportunities. Mr. Reese noted that the confidentiality agreement with Bidder #1 was not signed and that Mr. Favish had not made an offer for the Company.

         Over the next few days, K2 indicated on several occasions that it would not add a cash election mechanism to the K2 proposal at the most recently proposed price and that K2 was philosophically opposed to collars, but might consider a collar in this deal because of the small size of the Company's public float.

         On September 10, 2003, the Committee met by conference telephone. The Committee was advised of K2's position regarding a cash election mechanism and a collar. During the meeting, the Committee was advised of a proposal being formulated by Mr. Favish to acquire control over the Company. The Committee determined not to consider the proposal until it was put into writing.

         On September 23, 2003, the Committee met and discussed the status of the negotiations. Mr. Reese noted that agreement on the terms of a confidentiality agreement had been reached with Bidder #1 and another bidder ("Bidder #3"). The Committee also heard a presentation by another bidder ("Bidder #4") regarding an equity investment in the Company. Bidder #4 proposed a transaction in which it would purchase $10 million of newly issued Shares at a purchase price of $4.60 per share and would simultaneously merge its operations into the Company for an additional $12 million of Shares. The Committee and its advisors did not believe that $12 million was an appropriate valuation for Bidder #4's operations. The Committee and its advisors also expressed concerns as to Bidder #4's ability to raise the funds necessary to purchase the $10 million of newly issued Shares. As a result of the foregoing, the Committee did not believe that the transaction proposed by Bidder #4 was in the best interests of the Company and its stockholders. Given this belief, Bidder #4 was advised by the Committee to re-work its equity investment. The Committee also requested that Bidder #4 make an additional proposal to acquire the entire company so that the Committee would better be able to compare Bidder #4's proposed transaction with the proposals of competing bidders.

         On September 24, 2003, the Committee met with and updated the Board on its progress. Mr. Reese noted that the Committee was in various stages of negotiations with four parties - K2, Bidder #1, Bidder #3 and Bidder #4. Mr. Reese noted that K2 was the furthest along although it was not the high bidder. Mr. Reese noted that there was some question about the ability of Bidder #4, the high bidder, to obtain financing for its offer. Based on K2's repeated requests to commence negotiation of an exclusivity agreement, the Committee authorized Imperial and Swidler Berlin to begin negotiating an exclusivity agreement with K2; however, the Committee instructed Imperial and Swidler Berlin to report back to the Committee prior to committing to enter into any such agreement.

         During the ensuing two weeks, representatives of K2 and Swidler Berlin negotiated the terms of an exclusivity agreement. In these negotiations, representatives of K2 indicated to representatives of Imperial that K2 was seeking a breakup fee of $700,000 (which was to be part

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of a definitive agreement, if executed) and a $100,000 expense reimbursement
(which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out") and wanted the Company to agree to its proposed $4.50 per share price, payable in K2 stock.

         On October 2, 2003, representatives of Bidder #3 attended a management meeting with the Company.

         On October 7, 2003, the Committee met by conference telephone and discussed the status of the negotiations. Mr. Reese noted that K2 was seeking a breakup fee of $700,000 and a $100,000 expense reimbursement and wanted the Company to agree to its $4.50 per share offer. Mr. Reese noted that Bidder #1 had signed its confidentiality agreement and submitted a new indication of interest at $5.00 per share in cash and contemplated a possible tender offer, which could allow the transaction to occur in 2003. The Committee noted its concern that Bidder #1 might be involved in the process only to obtain competitive information concerning the Company. Mr. Reese then noted that Bidder #3 had attended a management meeting with the Company. Mr. Reese noted that another bidder ("Bidder #5") had submitted an indication of interest at $4.50-$5.00 but that financing was a concern. Mr. Reese noted that Bidder #5 had signed a confidentiality agreement. The Committee was informed that Mr. Favish was no longer considering a bid for the Company and it appeared that Bidder #4 was also not interested in following up its interest in the Company.

         On October 8, 2003, representatives of Bidder #1 attended a management meeting with the Company.

         Also on October 8, 2003, representatives of Bidder #5 attended a management meeting with the Company.

         On October 14, 2003, the Committee met by conference telephone and discussed the status of the negotiations. Mr. Reese first noted that, subsequent to the meeting with Bidder #1, Bidder #1 informed Imperial that it would not be in a position to submit another bid (or even to determine whether it was still interested in pursuing a transaction with the Company) for at least thirty days. This was in direct contradiction to Bidder #1's previous statements to Imperial that, if it were provided the operational information that it had requested, it would be in a position to submit a new bid within days. Based on this, the Committee concluded that Bidder #1 was not serious in its pursuit of the Company and had only sought to obtain confidential information. The Committee authorized Imperial to cease discussions with Bidder #1. The Committee also dismissed Bidder #5 from the process, due to its lack of financing. Mr. Reese advised the Committee that Bidder #3 has informed him that it was unlikely to pursue a transaction with the Company due to operational problems unrelated to the proposed transaction. The Committee noted that, of the five additional bidders that had expressed some interest in pursuing a transaction with the Company, none had presented a viable offer and, as a result, K2 was the sole remaining potential acquiror. The Committee determined to negotiate the final terms of an exclusivity agreement with K2, including the breakup fee of $700,000 (which was to be part of a definitive agreement, if executed), a $100,000 expense reimbursement (which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out") and an increase in the offer from $4.50 to $4.60 per share.

         During the ensuing two weeks, the Company negotiated certain terms of the exclusivity agreement with K2.

         On October 27, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2. The terms of the exclusivity agreement - a breakup fee of $700,000, which was to be part of a definitive agreement, if executed, a $125,000 expense reimbursement (increased from $100,000 for expenses incurred to date), which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out", a full "no shop" clause and a $4.50 per share purchase price, payable in K2 common stock with an exchange ratio to be negotiated prior to signing of a definitive agreement - were tentatively agreed to by the Committee. Following the meeting, the exclusivity agreement was signed by both the Company and K2.

         On October 29, 2003, management of K2 conducted due diligence at the Company's headquarters. The due diligence review included extensive business, operations and financial due diligence and a facilities tour.

         On November 3, 2003, management of K2 conducted further due diligence at the Company's headquarters, with further discussions concerning business, operations and financial due diligence and discussion concerning integration issues.

         On November 7, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2. K2 was disappointed with the Company's third quarter performance, and the Company had lowered its expectations for the fourth quarter, and was now projecting a decline in revenue of 5% and an increase in net loss of 43%. Accordingly, on November 3, 2003, K2 had reduced its offer from $4.50 to $4.25 per share, payable in K2 common stock. K2 also offered to commence an exchange offer immediately and close the deal in 2003 (subject to the negotiation of definitive agreements), as a result of concerns about the Company's performance and in order to allow an additional $450,000 change of control payment to be made to Mr. Favish under the terms of his employment agreement. Mr. Favish would not be entitled to such payment if the transaction was consummated in 2004. The Committee determined that it would rather allocate the $450,000 to all of the Company's shareholders and insisted that the transaction close in 2004. Mr. Reese was asked to insist that the offer remain at $4.50 per share. K2 then offered $4.37 per share, payable in K2 common stock, with the exchange ratio to be fixed prior to the announcement of the exchange offer, which would close in 2004. After an extended discussion, during which Swidler Berlin reviewed with the Committee its fiduciary duties under applicable law, the Committee preliminarily determined that an offer of $4.37 per share would be acceptable, subject to the negotiation of the exchange ratio and definitive transaction documents. Accordingly, the Committee authorized management to continue to pursue negotiations with K2 and to enter into an amendment to the exclusivity agreement reflecting the reduction in the offer price to $4.37, and K2 and the Company entered into the amendment later in the day.

         On November 8, 2003, counsel to K2, Gibson Dunn and Crutcher, LLP, delivered an initial draft of the merger agreement to the Committee and its counsel, Swidler Berlin. The parties then commenced negotiations on a definitive merger agreement.

         Over the course of the next two weeks, there were numerous conference calls between counsel for K2 and the Company, and numerous drafts of the merger agreement were circulated. During this process, Mr. Shea, as Chairman of the Committee, working with counsel and Imperial, negotiated a number of issues with K2. These issues included the nature and scope of the representations, warranties and pre-closing covenants, the termination provisions, including the termination provision relating to the price of the K2 common stock, the definition of the exchange ratio, K2's request for expense reimbursement in the event that the Merger Agreement was terminated under certain circumstances and the situations and time frames in which the Board would be able to negotiate with competing bidders. During this time, Mr. Shea regularly updated each of the members of the Committee as to the progress of the ongoing negotiations.

         On November 19, 2003, the Committee met by conference telephone to discuss the Company's fourth quarter performance and the status of the negotiations with K2. The Committee noted that the Company's projected fourth quarter revenue was 8% lower than what had been projected on November 3, 2003, and its projected fourth quarter net loss was 37% higher than what had been projected on November 3, 2003. Mr. Reese was then asked to speak to K2 to inform K2 of the revised projections and ascertain whether the deal would continue as per the parties' previous discussions. The meeting was adjourned until November 20, 2003, at which time Mr. Reese reported back that K2 remained interested in the transaction.

         On November 25, 2003, the Committee met to discuss and approve the merger agreement. Each member of the Board had been provided with copies of the draft merger agreement on the previous day. At this meeting, Swidler Berlin summarized the process that had been conducted. Messrs. Favish and Dickey (the two members of the Board who were not also members of the Committee) were then invited to join the meeting, and Swidler Berlin summarized the terms of the Merger Agreement and the mechanics and projected timing of the Offer and the Merger. Imperial then reviewed its financial analysis of the merger consideration and delivered to the Board an oral opinion (confirmed by delivery of a written opinion dated November 25, 2003) to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the consideration to be received by the holders of the Shares in the Offer and subsequent Merger was fair, from a financial point of view, to the stockholders of the Company. Messrs. Favish and Dickey were then asked to leave the meeting, and Swidler Berlin reviewed with the Committee its fiduciary duties under applicable law, including those duties in connection with a sale of the Company. The Committee then engaged in a discussion regarding the proposed merger, during which it compared the prospects of remaining a public company to the prospects of engaging in the transaction with K2. The Committee noted the Company's inability to attract sufficient research analyst coverage, which in part has led to the undervaluation of the Company's common stock by the capital markets as perceived by the Committee. The Committee also discussed the Company's poor stock performance over the same period, the Company's soft fourth quarter projections and the fact that nothing had occurred since the receipt of K2's initial unsolicited offer in July to improve the Company's prospects. These factors all led the Committee to conclude that there was nothing that could reasonably be expected to occur in the foreseeable future that would change this situation. The

Committee also considered the premium to market value represented by the K2 offer. Accordingly, the Committee determined that the merger under consideration was the best alternative to maximize stockholder value. The Committee, by unanimous vote, then recommended that the Board approve the merger agreement.

         Following the Committee meeting, a meeting of the Board was convened, at which time the Board unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer. At such meeting, the Board also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement for purposes of the "merger moratorium" provisions contained in Section 203 of the DGCL and for purposes of the Company's shareholder rights plan. The Board then authorized management to execute the Merger Agreement.

         In the afternoon on November 25, 2003, after the close of trading on the markets, the Company and K2 executed the Merger Agreement, and each of Scott
P. Dickey and Michael Favish entered into and executed their respective Exchange Agreements with K2.

         On November 26, 2003, the Company and K2 issued separate press releases announcing the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the proposed Merger.

         On December 10, 2003, K2 commenced the Offer.

         (b) The section of Item 4 of the Schedule 14D-9 captioned "Opinion of the Company's Financial Advisor" is hereby supplemented by adding the following paragraph at the end of such section:

         In determining how the Offer compared with the ranges of values implied by Imperial's various analyses, Imperial assumed that each share of K2 common stock would be valued at the Formula Price (i.e., $15.85 per share).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Statement:

         Exhibit No.  Description

(a)(10) Press release issued by K2 on January 5, 2004 (incorporated by reference to Exhibit 99.10 of Amendment No. 1 to the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on January 5, 2004).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOTOBALL USA, INC.

By: /s/ Scott P. Dickey
    -----------------------------
Name: Scott P. Dickey
Title: President and Chief Operating Officer

Dated: January 5, 2004



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